21001442

MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-51081 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westfield Investment Group, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13181 Crossroads Parkway North, Suite 140
(No. and Street)

| City of Industry | CA | 91746 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ward T. Nishida (323)-264-2516
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Ave, Suite 165 | Northridge | CA | 91324 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Ward T. Nishida, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westfield Investment Group, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ward T. Nishida
Signature

PRESIDENT
Title

S. Cecilia Meza
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.***

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 25 day of January, 2021 by Ward T. Nishida proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public S. Cecilia Meza

S. CECILIA MEZA
COMM. # 2300602
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. AUG. 8, 2023

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Westfield Investment Group, Inc.:

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Westfield Investment Group, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
January 25, 2021



9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

**WESTFIELD INVESTMENT GROUP, INC.**
**Statement of Financial Condition**
**December 31, 2020**

**Assets**

| | | |
|---|---|---|
| Cash | $ | 32,776 |
| Commissions receivable | | 22,341 |
| Investments, at market value | | 609,753 |
| Property and equipment, net | | 899 |
| Other assets | | 6,816 |
| Right of use asset | | 51,201 |
| **Total assets** | $ | 723,786 |

**Liabilites and Stockholders' Equity**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 9,729 |
| Payroll taxes payable | | 14,838 |
| Deferred tax liability | | 43,146 |
| Lease liability | | 59,041 |
| **Total liabilities** | | 126,754 |
| Commitments and contingencies | | |
| **Stockholders' equity** | | |
| Common stock, no par value, 100,000 shares authorized, 3,500 shares issued and outstanding | | 60,000 |
| Retained earnings | | 699,532 |
| Treasury stock | | (162,500) |
| **Total stockholders' equity** | | 597,032 |
| **Total liabilities and stockholders' equity** | $ | 723,786 |

*The accompanying notes are an integral part of these financial statements.*

**WESTFIELD INVESTMENT GROUP, INC.**
**Statement of Income**
**For the Year Ended December 31, 2020**

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions income | $ | 268,515 |
| Interest income | | 2 |
| Rental income - related party | | 12,000 |
| Other income | | 75 |
| Net investment gains (losses) | | 162,995 |
| **Total revenues** | | 443,587 |
| **Expenses** | | |
| Employee compensation and benefits | | 219,684 |
| Occupancy - operating lease expense | | 31,892 |
| Professional fees | | 14,455 |
| Other operating expenses | | 18,242 |
| **Total expenses** | | 284,273 |
| **Net income (loss) before income tax provision** | | 159,314 |
| **Income tax provision (benefit)** | | 22,854 |
| **Net income (loss)** | $ | 136,460 |

*The accompanying notes are an integral part of these financial statements.*

**WESTFIELD INVESTMENT GROUP, INC.**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended December 31, 2020**

| | Common Stock | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|
| **Balance at December 31, 2019** | $ 60,000 | $ 563,072 | $ (162,500) | $ 460,572 |
| Net income (loss) | - | 136,460 | - | $ 136,460 |
| **Balance at December 31, 2020** | $ 60,000 | $ 699,532 | $ (162,500) | $ 597,032 |

*The accompanying notes are an integral part of these financial statements.*

**WESTFIELD INVESTMENT GROUP, INC.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2020**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ 136,460 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation expense | $ 153 | |
| Amortization - right of use asset | 29,343 | |
| (Increase) decrease in assets: | | |
| Commissions receivable | (371) | |
| Investments, at market value | (162,995) | |
| Other assets | (3,338) | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 259 | |
| Payroll taxes payable | (3,383) | |
| Repayment of lease liability | (32,542) | |
| Deferred tax liability | 20,496 | |
| Total adjustments | | (152,378) |
| **Net cash provided by (used in) operating activities** | | (15,918) |
| **Net cash provided by (used in) in investing activities** | | - |
| **Net cash provided by (used in) in financing activities** | | - |
| **Net increase (decrease) in cash** | | (15,918) |
| **Cash at December 31, 2019** | | 48,694 |
| **Cash at December 31, 2020** | | $ 32,776 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ 4,121 | |
| Income taxes | $ 5,832 | |

*The accompanying notes are an integral part of these financial statements.*

**WESTFIELD INVESTMENT GROUP, INC.**
**Notes to Financial Statements**
**December 31, 2020**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

WESTFIELD INVESTMENT GROUP, INC. (the "Company") was incorporated in the State of California on April 4, 1998. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including mutual fund retailing on an application or wire basis.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(1), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company recognizes commissions revenue from the sale of mutual fund shares as of the transaction date, which represents the completion of the Company's performance obligations. The Company recognizes ongoing mutual fund 12b1-fees, on a trade date basis, which corresponds to the Company's performance obligations. For the year end December 31, 2020 mutual fund commissions totaled $65,549 and 12b1-fees totaled $202,966.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Advertising costs are expensed as incurred. For the year ended December 31, 2020, advertising expense was $3,720.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

## Note 2: INVESTMENTS, AT MARKET VALUE

Investments, at market value consist of funds traded on NASDAQ. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2020, these securities are carried at their fair market value of $609,753. The accounting for the mark-to-market on proprietary account is included in the Statement of Income as net investment gains of $150,746.

**WESTFIELD INVESTMENT GROUP, INC.**
**Notes to Financial Statements**
**December 31, 2020**

## Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

| | | | Useful Life |
|---|---|---|---|
| Computer and equipment | $ | 32,723 | 5 years |
| Less: accumulated depreciation | | (31,824) | |
| Property and equipment, net | $ | 899 | |

Depreciation expense for the year ended December 31, 2020 was $153.

## Note 4: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

| | | Current | | Deferred | | Total |
|---|---|---|---|---|---|---|
| Federal | $ | 1,558 | $ | 15,033 | $ | 16,591 |
| State | | 800 | | 5,463 | | 6,263 |
| Total income tax expense (benefit) | $ | 2,358 | $ | 20,496 | $ | 22,854 |

## Note 5: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

## Note 5: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

| Assets | Fair Value | Level 1 Inputs | Level 2 Inputs | Level 3 Inputs |
|---|---|---|---|---|
| Investments, at market value<br>Mutual funds | $ 609,753 | $ 609,753 | $ - | $ - |
| **Total** | $ 609,753 | $ 609,753 | $ - | $ - |

See Note 2 for the valuation of the investments, at market value.

## Note 6: RELATED PARTY TRANSACTIONS

The Company has an agreement with an entity affiliated through common ownership whereby during the year ended December 31, 2020, the Company incurred $6,005 for accounting services. The Company also shares an office space with this affiliate. For the year ended December 31, 2020, the Company under a month-month agreement received $12,000 in rental income from its affiliate.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

**Note 8: GUARANTEES**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

**Note 9: SUBSEQUENT EVENTS**

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

**Note 10: LEASE**

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842, with a 63-month lease term of August 1, 2017 to October 31, 2022. The initial three months were fully abated. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants.

The components of lease cost for the year ended December 31, 2020 are as follows:

| | |
|---|---|
| Operating lease cost | $31,892 |

Amounts reported in the Statement of Financial Condition as of December 31, 2020 are as follows:

| | |
|---|---|
| Operating lease: | |
| Right-of-use asset | $51,201 |
| Lease liability | $59,042 |

Maturities of lease liabilities under the noncancelable operating lease as of December 31, 2020 are as follow:

| | |
|---|---|
| 2021 | $ 34,811 |
| 2022 | 29,747 |
| | |
| Total undiscounted lease payments | $64,558 |
| Less imputed interest | (5,517) |
| Total lease liability | $ 59,041 |

Other information as of December 31, 2020:

The discount rate used for the lease present value calculations is its incremental borrowing rate ("IBR") of 5% at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in similar economic environment. The lease's implicit rate was not readily determinable.

Remaining lease term: 22 months

Other income for the year ended December 31, 2020 includes $12,000 received from an affiliate under a month- to-month agreement related to this office space lease. See Note 6.

## Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $476,000 which was $451,000 in excess of its required net capital of $25,000; and the Company's ratio of aggregate indebtedness ($32,407) to net capital was 0.07 to 1, which is less than the 15 to 1 maximum allowed.

## Note 13: COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

**WESTFIELD INVESTMENT GROUP, INC.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to SEC Rule 15c3 - 1**
**For the Year Ended December 31, 2020**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Common stock | $ 60,000 | |
| Retained earnings | 699,532 | |
| Treasury stock | (162,500) | |
| **Total stockholders' equity** | | $ 597,032 |
| Less: Non-allowable assets | | |
| Property and equipment, net | (899) | |
| Commissions receivable | (21,812) | |
| Other assets, includes petty cash | (6,858) | |
| **Total non-allowable assets** | | (29,569) |
| **Net capital before haircuts** | | 567,463 |
| Less: Haircuts and undue concentration | | |
| Haircut on mutual funds | (91,463) | |
| **Total haircuts & undue concentration** | | (91,463) |
| **Net Capital** | | 476,000 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 2,160 | |
| Minimum dollar net capital required | $ 25,000 | |
| Net capital required (greater of above) | | (25,000) |
| **Excess net capital** | | $ 451,000 |
| Ratio of aggregate indebtedness to net capital | 0.07 : 1 | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Part IIa Form X-17A-5 report dated December 31, 2020.

*See Report of Independent Registered Public Accounting Firm*

**Westfield Investment Group, Inc.**
**Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3**
**As of December 31, 2020**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

*See Report of Independent Registered Public Accounting Firm*

**Westfield Investment Group, Inc.**
**Report on Exemption Provisions**
**Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For the Year Ended December 31, 2020**

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Westfield Investment Group, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Westfield Investment Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Westfield Investment Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) Westfield Investment Group, Inc. stated that Westfield Investment Group, Inc. met the identified exemption provisions throughout the year ended December 31, 2020 without exception. Westfield Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westfield Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
January 25, 2021



9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

**Westfield Investment Group, Inc.**

13181 Crossroads Parkway North, Suite 140
City of Industry, CA 91746

Telephone: (323) 264-2516
Facsimile: (323) 264-6570

# Assertions Regarding Exemption Provisions

We, as members of management of Westfield Investment Group, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the year ended December 31, 2020.

Westfield Investment Group, Inc.

By:

Lloyd T. Nishida

President